SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          WAVERIDER COMMUNICATIONS INC.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    943570408
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                                 (CUSIP Number)

                                   Maxi Brezzi
                          c/o Cantara (Switzerland) SA
                             84, Avenue Louis-Casai
                            CH 1216 Cointrin, Geneva
                                   Switzerland
                                 +41 22 791 7256
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       |X|

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         1    NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Crescent International Ltd.
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         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |X|

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         3    SEC USE ONLY

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         4    SOURCE OF FUNDS

              OO
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         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)

              Not Applicable.
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         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Bermuda
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                    7    SOLE VOTING POWER

                         9,614,705 (See Items 3, 4 and 5)
NUMBER OF           ------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 -0-
THE                 ------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON
WITH                     2,614,705 (See Items 4 and 5)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
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         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                   9,614,705 (See Items 3, 4 and 5)
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         12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                   |_|
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         13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   21.09% (See Items 3, 4 and 5)
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         14        TYPE OF REPORTING PERSON*

                   CO
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

--------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Cantara (Switzerland) SA
--------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
         3    SEC USE ONLY

--------------------------------------------------------------------------------
         4    SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              Not Applicable.
--------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland
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                    7    SOLE VOTING POWER

                         9,614,705 (See Items 3, 4 and 5)
NUMBER OF           ------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 -0-
THE                 ------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON
WITH                     2,614,705 (See Items 4 and 5)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
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         11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                   9,614,705 (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
         12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                   |_|
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         13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   21.09% (See Items 3, 4 and 5)
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         14        TYPE OF REPORTING PERSON*

                   CO
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

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of WaveRider Communications Inc., a Nevada corporation, which has its principal place of business at 255 Consumers Road, Suite 500, Toronto, Ontario, Canada M2J 1R4 (the "Company").

Item 2. Identity and Background.

(a) This statement is filed by Crescent International Ltd., a corporation organized under the laws of Bermuda ("Crescent"), and Cantara (Switzerland) SA ("Cantara"), a corporation organized under the laws of Switzerland.

(b) The business address for Crescent is c/o Cantara (Switzerland) SA, 84, Avenue Louis-Casai, CH 1216 Cointrin, Geneva, Switzerland. The business address for Cantara is 84, Avenue Louis-Casai, CH 1216 Cointrin, Geneva, Switzerland.

(c) The principal business of Crescent is purchasing, selling, trading and investing in securities. The principal business of Cantara is providing financial management and advisory services.

(d) Neither Crescent and Cantara has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Crescent and Cantara has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Crescent is organized under the laws of Bermuda. Cantara is organized under the laws of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.

On January 26, 2006, Crescent and Cantara received from the Company 350 shares of Series D Convertible Preferred Stock of the Company (the "Preferred Stock") in exchange for a waiver by Crescent and Cantara of certain rights under the Company's Convertible Debenture due July 14, 2006, Convertible Debenture due November 12, 2006 and Convertible Debenture due April 23, 2007 owned by Crescent and Cantara.


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

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the acquisition by Crescent and Cantara of beneficial ownership of 350 shares of Preferred Stock on January 26, 2006. The Preferred Stock is convertible into Common Stock at $0.05 per share or 7,000,000 shares of Common Stock (the "Underlying Shares"). The Preferred Stock carries voting rights on the Underlying Shares in connection with the upcoming shareholders meeting held to vote on the merger of the Company into Wave Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Wave Wireless Corporation, a Delaware corporation (the "Merger"). The Preferred Stock carries no other voting rights and no dividend rights.(1) As a result of the voting rights of the Preferred Stock in connection with the Merger, Crescent and Cantara are the beneficial owners of 7,000,000 shares of Common Stock pursuant to Rule 13d-3(a)(1) of the Securities Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Crescent and Cantara beneficially own 9,614,705 shares or 21.09% of the issued and outstanding Common Stock (based on 45,592,443(2) shares outstanding as disclosed in the Company's Form 10-QSB for the quarter ended September 30, 2005). As of January 26, 2006, Crescent and Cantara owned 2,614,705 shares of Common Stock. As further described in Item 4 above, Crescent and Cantara acquired beneficial ownership of an additional 7,000,000 shares of Common Stock on January 26, 2006.

      Crescent is a wholly-owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House, 10 Deveaux Street, Nassau, Bahamas. Cantara serves as the investment manager to Crescent and, as such, has been granted investment discretion over the portfolio of Crescent, including the Common Stock. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara, have delegated authority regarding the portfolio management decisions of Crescent with respect to the Common Stock owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi and Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

------------------------
(1) On February 9, 2006, the Company issued 450 shares of the Preferred Stock to Wave Wireless Corporation. As a result of the voting rights of the Preferred Stock in connection with the Merger, Wave Wireless Corporation is the beneficial owner of 9,000,000 shares of Common Stock pursuant to Rule 13d-3(a)(1) of the Securities Exchange Act.

(2) As reported on the Company's Form 10-QSB for the quarter ended September 30, 2005, the Company has 29,592,443 issued and outstanding shares of Common Stock ("Outstanding Shares"). For purposes of this
Schedule 13D, the Outstanding Shares have been aggregated with the 7,000,000 shares of Common Stock beneficially owned by Crescent and Cantara under the Preferred Stock. Additionally, for purposes of this Schedule 13D, the Outstanding Shares have been aggregated with the 9,000,000 shares of Common Stock beneficially owned by Wave Wireless Corporation under the Preferred Stock.


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

(c) During the past 60 days, Crescent and Cantara have undertaken the following transactions: (1) on 12/09/05, publicly sold 20,000 shares of Common Stock at $.16 per share; (2) on 12/12/05, publicly sold 25,000 shares of Common Stock at $.10 per share; (3) on 12/12/05, publicly sold 57,000 shares of Common Stock at $.15 per share; (4) on 12/12/05, publicly sold 13,000 shares of Common Stock at $.13 per share; (5) on 12/13/05, publicly sold 20,000 shares of Common Stock at $.13 per share; (6) on 12/14/05, publicly sold 60,000 shares of Common Stock at $.11 per share; (7) on 12/15/05, publicly sold 64,851 shares of Common Stock at $.12 per share; (8) on 12/15/05, publicly sold 39,149 shares of Common Stock at $.12 per share; (9) on 12/16/05, publicly sold 25,000 shares of Common Stock at $.12 per share; (10) on 12/19/05, publicly sold 30,000 shares of Common Stock at $.10 per share; (11) on 12/20/05, publicly sold 35,000 shares of Common Stock at $.11 per share; (12) on 12/21/05, publicly sold 15,000 shares of Common Stock at $.11 per share; (13) on 12/22/05, publicly sold 50,000 shares of Common Stock at $.12 per share; (14) on 12/23/05, publicly sold 35,000 shares of Common Stock at $.13 per share; (15) on 12/27/05, publicly sold 40,000 shares of Common Stock at $.12 per share; (16) on 12/28/05, publicly sold 15,000 shares of Common Stock at $.11 per share; (17) on 12/29/05, publicly sold 100,000 shares of Common Stock at $.12 per share; and (18) on 12/30/05, publicly sold 15,000 shares of Common Stock at $.11 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships among the Crescent, Cantara and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Agreement of Joint Filing.


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

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 10, 2006

CRESCENT INTERNATIONAL LTD.


By: Cantara (Switzerland) SA, as Attorney-in-Fact


By:  /s/ Maxi Brezzi
   ------------------------------------------------
Name:    Maxi Brezzi
Title:   Authorized Signatory


By:  /s/ Bachir Taleb-Ibrahimi
   ------------------------------------------------
Name:    Bachir Taleb-Ibrahimi
Title:   Authorized Signatory


CANTARA (SWITZERLAND) SA


By:  /s/ Maxi Brezzi
   ------------------------------------------------
Name:    Maxi Brezzi
Title:   Managing Director


By:  /s/ Bachir Taleb-Ibrahimi
   ------------------------------------------------
Name:    Bachir Taleb-Ibrahimi
Title:   Investment Manager


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


                            AGREEMENT OF JOINT FILING

CRESCENT INTERNATIONAL LTD. and CANTARA (SWITZERLAND) SA agree that the Schedule 13D to which this Agreement is attached, and all future amendments to such Schedule13D, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.


February 10, 2006

CRESCENT INTERNATIONAL LTD.


By: Cantara (Switzerland) SA, as Attorney-in-Fact


By:  /s/ Maxi Brezzi
   ------------------------------------------------
Name:    Maxi Brezzi
Title:   Authorized Signatory


By:  /s/ Bachir Taleb-Ibrahimi
   ------------------------------------------------
Name:    Bachir Taleb-Ibrahimi
Title:   Authorized Signatory


CANTARA (SWITZERLAND) SA


By:  /s/ Maxi Brezzi
   ------------------------------------------------
Name:    Maxi Brezzi
Title:   Managing Director


By:  /s/ Bachir Taleb-Ibrahimi
   ------------------------------------------------
Name:    Bachir Taleb-Ibrahimi
Title:   Investment Manager




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